News Release

January 08, 2007	SVU: TSX
N.R. 2007-1

Spur Announces Appointment of Director of Market Development

Vancouver, Canada – Spur Ventures Inc. (TSX-SVU, NASDAQ OTC BB-SPVEF) announced today that Dr. David Zeng has been appointed Director of Market Development, reporting to Joel Jeangrand, Vice President of Corporate Development.

”David brings a tremendous depth of experience in introducing new products and services and developing new markets in China” Dr. Rob Rennie, Spur’s President and CEO said. ”David’s appointment is a key milestone in Spur’s strategy to expand downstream into distributing new products and services for Chinese farmers.”

David, a native of China, graduated in 1987 with a Bachelor of Science in Agriculture from South China Agricultural University in Guangzhou. After graduation, David worked as a Research Scientist at the Guangdong Academy of Agricultural Sciences where he developed extension programs in agronomy and fertilizers and advised several multinational fertilizer companies including Canpotex Inc, Norsk Hydro (now Yara), IMC (now Mosaic) and Kemira. David has also worked as Market Development Manager for a Hong Kong-based consulting firm where he had assignments for Canpotex’s potash market development programs and provided market research for Unilever and Gillette new product launches in China. David moved to the USA in 1995 and received his PhD in Soil Science from the University of California, Davis in 1999.

David joined Cargill Fertilizers (now The Mosaic Company) in Minneapolis, MN in 1999 as Asia Regional Agronomy Manager to build Cargill’s agronomy marketing teams in Asia and to assist in the development of Cargill’s fertilizer business strategy in China. David relocated to Cargill China in 2001 to spearhead Cargill’s in-country fertilizer distribution business and agronomy marketing programs in China and other Asian countries. At Cargill and Mosaic, David has served several key positions as Asia Regional Agronomy Manager, China Marketing Manager and Strategic Accounts Manager for major corporate accounts such as PepsiCo Food, McCain and Simplot.

“David has been involved in managing major accounts in both North America and China” Dr. Rennie explained. “His extensive experience stretches from fundamental agronomy, to developing and implementing branding strategies to building Mosaic’s several joint ventures and technical, agronomy and marketing teams in China.”

David will be based at Spur’s new Representative Office in Beijing.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com

Spur intends to be the Fastest Growing Integrated Supplier of Plant Nutrients for the Chinese
Farmer

For further information, please contact Dr. Robert Rennie (rrennie@spur-ventures.com) or Mr. Michael Kuta at 604-697-6201 (mkuta@spur-ventures.com).

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com